Exhibit 99.1

31 May 2008
Sterlite Industries (India) Limited to Purchase Operating Assets of
ASARCO LLC for $2.6 billion
Mumbai, India and Tucson, AZ: Sterlite Industries (India) Limited (“Sterlite”), a subsidiary of Vedanta Resources plc, the London-based FTSE 100 metal and mining group, and ASARCO LLC (“Asarco”), a Tucson based mining, smelting and refining company, announced today that they have signed a definitive agreement for the sale to Sterlite of substantially all the operating assets of Asarco for $2.6 billion in cash. The agreement is subject to the approval of the U.S. Bankruptcy Court for the Southern District of Texas, Corpus Christi Division, and the sale will conclude Asarco’s Chapter 11 case.
Asarco, formerly known as American Smelting and Refining Company, is an over 100 year old company and is currently the third largest copper producer in the United States of America. It produced 235,000 tonnes of refined copper in 2007. Asarco’s mines currently have estimated reserves of approximately 5 million tonnes of contained copper. For the year ended 31 December 2007, Asarco had total revenues of approximately $1.9 billion.
The asset acquisition will be financed by Sterlite through a mix of debt and existing cash resources.
The integrated assets to be acquired include three open-pit copper mines and a copper smelter in Arizona, US and a copper refinery, rod and cake plant and precious metals plant in Texas, US. The asset acquisition is on a cash free and debt free basis. Sterlite will assume operating liabilities but not legacy liabilities for asbestos and environmental claims for ceased operations.
“We are delighted to have reached agreement on this important acquisition, which is a significant milestone for our Group,” said Mr Anil Agarwal, Chairman, Sterlite. “This is in line with our stated strategy of leveraging our established skills.”
“We are extremely pleased with this agreement,” said Asarco’s President and Chief Executive Officer, Joseph F. Lapinsky. “Reaching this agreement with a world class mining company is a giant step forward in our quest to successfully emerge from Chapter 11,” he said. “The sale will achieve the overall best value for Asarco, its employees, creditors and the local communities in which we operate.”
Asarco is a logical and strategic fit with Sterlite’s existing copper business and is expected to create significant long term value for all stakeholders through:
■	Leveraging Sterlite’s proven operational and project skills to develop and optimise Asarco’s mines and plants;

■	Access to attractive mining assets with long life;

■	Geographic diversification in the North American market; and

■	Stable operating and financial platform for Asarco.

Acquisition of Asarco Assets	Page 2 of 2
The sale agreement resulted from a plan sponsor selection process in which Sterlite and several other entities participated over many months. Bidders submitted offers in late April and the selection of the highest and best bid occurred on Friday, 23 May 2008. The selection process carefully followed a procedure supported by Asarco’s creditors and approved by the U.S. Bankruptcy Court for the Southern District of Texas. An independent court-appointed examiner also closely observed the bidding process.
ABN AMRO Corporate Finance, a part of the RBS Group, acted as financial advisor and Shearman & Sterling acted as legal advisor to Sterlite in this transaction.
Lehman Brothers acted as financial advisor and Baker Botts acted as legal advisor to Asarco in this transaction.

For further information, please contact:
For Sterlite:	sumanth.cidambi@vedanta.co.in
Sumanth Cidambi	Tel: +91 22 6646 1531
Associate Director — Investor Relations

For Asarco:	james_bates@sitrick.com
Jim Bates	310-788-2850
Sitrick And Company
About Sterlite
Sterlite (NYSE: SLT) is India’s largest non-ferrous metals and mining company with interests and operations in aluminum, copper and zinc and lead. It is a subsidiary of Vedanta Resources plc, a London-based diversified FTSE 100 metals and mining group. Sterlite has world class copper smelter and refinery operations in India. It’s main operating subsidiaries are Hindustan Zinc Limited for its zinc and lead operations; Copper Mines of Tasmania Pty Limited for its copper operations in Australia; and Bharat Aluminum Company Limited for its aluminum operations. The company is in the process of setting up a 2,400MW independent power plant through its wholly owned subsidiary, Sterlite Energy Limited. Sterlite is listed on the Bombay Stock Exchange and National Stock Exchange in India and the New York Stock Exchange in the United States. For more information, please visit www.sterlite-industries.com.
About ASARCO
ASARCO is an integrated copper mining, smelting and refining company with approximately 2,600 employees. The Company operates mines, mills and a smelter in Arizona and a smelter and refinery in Texas. For more information, visit http://www.asarco.com.
Disclaimer
This press release contains “forward-looking statements” — that is, statements related to future, not past, events. In this context, forward-looking statements often address our expected future business and financial performance, and often contain words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “should” or “will.” Forward-looking statements by their nature address matters that are, to different degrees, uncertain. For us, uncertainties arise from the behaviour of financial and metals markets including the London Metal Exchange, fluctuations in interest and or exchange rates and metal prices; from future integration of acquired businesses; and from numerous other matters of national, regional and global scale, including those of a political, economic, business, competitive or regulatory nature. These uncertainties may cause our actual future results to be materially different that those expressed in our forward-looking statements. We do not undertake to update our forward-looking statements.